June 19, 2008
VIA EDGAR CORRESPONDENCE, FACSIMILE AND FEDERAL EXPRESS
Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010
Fax: (202) 772-9220

Re:	Foothills Resources, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed May 30, 2008 File No. 1-31547
Dear Ms. Parker:
We are writing in response to your letter dated June 12, 2008 regarding the Foothills Resources, Inc. (the “Company”) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2008, File Number 1-31547 (the “Proxy”). This letter accompanies the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”), filed with the Commission on the date hereof. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and cross-references to the pages of the Amended Proxy where the corresponding revisions to the Proxy may be found.
General
1.	Specify the vote needed to approve each item being presented at the annual meeting. State whether your officers and directors who are shareholders have indicated that they will vote to approve the items. If they have, state the number of unaffiliated shares that must be voted to approve each matter.
RESPONSE: We have revised the proxy statement to specify the vote needed to approve each item being presented at the annual meeting. The officers and directors who are shareholders in their personal capacities have made no public statement regarding the way in which they will vote their shares on each of the items presented in the Amended Proxy at the Annual Meeting.
Item 1(a), page 2
2.	Describe the current provisions of Article IV, Section 4.01 regarding the issuance of preferred and common stock.
RESPONSE: We have revised the proxy statement to describe the current provisions of Article IV, Section 4.01 regarding the issuance of preferred and common stock.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 19, 2008

Item 1(b), page 3
3.	Specify whether stockholders will be able to increase the size of the Board.
RESPONSE: We have revised the proxy statement to specify whether stockholders will be able to increase the size of the Board.
Item 1(c), page 3
4.	Describe the current provisions of Article VII regarding the indemnification of directors and officers. Discuss the interest that the Directors have in this matter being approved.
RESPONSE: We have revised the proxy statement to describe the current provisions of Article VII and the interest that the Directors have in this matter being approved.
Item 2(e), page 7
5.	Specify that the removal of directors may only be for cause.
RESPONSE: We have revised the proxy statement to specify that the removal of directors may only be for cause.
Item 2(i), page 8
6.	State whether any company subsidiaries currently hold stock in the company.
RESPONSE: We have revised the proxy statement to state whether any company subsidiaries currently hold stock in the company.
*     *     *
We believe our responses contained herein adequately address your questions. As a courtesy, we have also included three redlined documents comparing the Amended Proxy to the Proxy. Please feel free to call me at (661) 716-1320 or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information or clarification of our responses.

Sincerely,

/s/ W. Kirk Bosché

W. Kirk Bosché
Chief Financial Officer

cc:	Donna Levy, Securities and Exchange Commission